Exhibit 99.42

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES ADDITIONAL DETAILS REGARDING RIGHTS OFFERING

Newbury Park, CALIFORNIA, January 24, 2022 - Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF), is providing additional details of its rights offering (the “Offering”), which expired on December 29, 2021.

To the knowledge of the Company, only Polygon Global Partners LLP became an insider pursuant to the Offering. New and existing insiders, as a group, acquired an aggregate of 15,520,080 shares pursuant to basic subscription privileges and 50,327,366 shares pursuant to additional subscription privileges.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener

+1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com